                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(MARK ONE)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                  OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         FOR THE TRANSITION PERIOD FROM __________________ TO _________________

                  1-14937
                  (COMMISSION FILE NUMBER)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         IRON MOUNTAIN INCORPORATED 1998 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         IRON MOUNTAIN INCORPORATED
         745 ATLANTIC AVENUE
         BOSTON, MASSACHUSETTS  02111

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                                      INDEX



                                                                            PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

FINANCIAL STATEMENTS:

   Statement of Financial Position as of September 30, 1999                   2

   Statement of Operations and Changes in Plan Equity for the
   Year Ended September 30, 1999                                              3

NOTES TO FINANCIAL STATEMENTS                                                 4



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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrators of the
Iron Mountain Incorporated 1998 Employee Stock Purchase Plan:

We have audited the accompanying statement of financial position of the Iron Mountain Incorporated 1998 Employee Stock Purchase Plan (the Plan) as of September 30, 1999, and the related statement of operations and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Iron Mountain Incorporated 1998 Employee Stock Purchase Plan as of September 30, 1999, and the results of its operations and its changes in plan equity for the year then ended, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


Boston, Massachusetts
December 29, 1999

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                         STATEMENT OF FINANCIAL POSITION
                            AS OF SEPTEMBER 30, 1999



ASSETS:
   Receivable from Iron Mountain Incorporated for
     participant contributions                                $     1,213,513
                                                              ---------------

         Total assets                                         $     1,213,513
                                                              ===============

LIABILITIES AND PLAN EQUITY:
   Payable for stock purchases                                $     1,191,303
   Participant contributions payable                                   17,286

PLAN EQUITY                                                             4,924
                                                              ---------------

         Total liabilities and plan equity                    $     1,213,513
                                                              ===============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENT OF OPERATIONS AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED SEPTEMBER 30, 1999


ADDITIONS:
  Increase in receivable from Iron Mountain Incorporated for
    participant contributions                                 $     1,213,513

DEDUCTIONS:
  Increase in payable for stock purchases                          (1,191,303)
  Change in participant contributions payable                         (17,286)
                                                              ---------------
         Net increase in plan equity                                    4,924

PLAN EQUITY, BEGINNING OF YEAR                                              -
                                                              ---------------
PLAN EQUITY, END OF YEAR                                      $         4,924
                                                              ===============


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999




(1)    DESCRIPTION OF THE PLAN

       GENERAL

       The following description of the Iron Mountain Incorporated 1998 Employee Stock Purchase Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

       The Plan was adopted by the Board of Directors (the Board) of Iron Mountain Incorporated and its subsidiaries (the Company) on March 23, 1998. The Plan was approved by the shareholders of the Company on May 28, 1998 and commenced operations on October 1, 1998. The Plan provides a way for eligible employees of the Company to become shareholders of the Company on favorable terms. The Plan provides for the purchase of up to 375,000 shares of the Company's common stock by eligible employees through successive offering periods. At the start of each offering period, participating employees are granted options to acquire the Company's common stock. During each offering period, participating employees accumulate after-tax payroll contributions, up to a maximum of 15% of their compensation, to pay the exercise price of their options. At the end of the offering period, outstanding options are exercised, and each employee's accumulated contributions are used to purchase common stock of the Company. The price for shares purchased under the Plan is 85% of their market price at either the beginning or the end of the offering period, whichever is lower (the Option Price).

       The first offering period commenced on October 1, 1998, and expired on September 30, 1999. The second offering period of the Plan commenced on October 1, 1999 and will expire on March 31, 2000. With respect to the first offering period, participants are not permitted to sell or assign any common stock acquired under the Plan until October 2, 2000. Effective as of the second offering period, restrictions on the transfer of common stock acquired under the Plan have been eliminated.

       For the first offering period, the Option Price was $23.40, which represents 85% of the market price of $27.53 as of October 1, 1998. Under the Plan, the market price is defined as the average of the high and low reported sale prices using the date determined for the Option Price. Plan participants' accumulated payroll deductions for the offering period ended September 30, 1999 amounted to $1,213,513 and have been recorded as a receivable from the Company at September 30, 1999. Effective September 30, 1999, $1,191,303 of these accumulated contributions were used to purchase 50,907 shares of common stock, which have been recorded as a liability, payable for stock purchases, at September 30, 1999, leaving 324,093 shares of common stock available for future purchases by plan participants. The 50,907 shares of common stock issued as of September 30, 1999 had a market value of $1,724,475, using the closing price of the shares on September 30, 1999.

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (Continued)


       PLAN ADMINISTRATION

       The Plan is administered by the Stock Incentive Plan Subcommittee (the Committee) of the Compensation Committee of the Company's Board. The Committee has the authority to adopt, amend and rescind rules and regulations governing the administration of the Plan. AST StockPlan, Inc. is the record keeper of the Plan.

       ELIGIBILITY

       An employee is eligible to participate in the Plan if he or she meets all of the following requirements at the beginning of an offering period: he or she works more than 20 hours a week and more than five months a year for the Company; he or she is not a director, consultant or independent contractor of the Company; and he or she does not own 5% or more of the Company's common stock. As of October 1, 1998, approximately 5,000 employees were eligible to participate in the Plan and, as of September 30, 1999, approximately 440 employees participated in the Plan.

       PARTICIPANT CONTRIBUTIONS

       Eligible employees can contribute, through payroll deductions on an after-tax basis, an amount up to 15% of their compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code
       (IRC). The Plan limits a participant's ability to make changes in the amount withheld after the start of an offering period. Amounts withheld are accumulated and used at the end of an offering period to purchase shares under the Plan. Currently, federal income tax laws prohibit plan participants from purchasing more than $25,000 worth of common stock in a calendar year or any amount of common stock that would bring total ownership to 5% or more of the Company. Only whole shares of common stock may be purchased under the Plan. Any amount remaining after the purchase of whole shares is either carried forward to the subsequent offering period or refunded to the participant, if he or she does not participate in the subsequent offering period. In the event that there are insufficient shares available under the Plan to satisfy purchase requests, the Committee will make a pro rata allocation of available shares among participants.

       The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company pending the purchase of shares at the end of each offering period. No interest accrues or is paid on participants' accumulated payroll deductions.

       COMPANY CONTRIBUTIONS

       The accompanying financial statements do not reflect the Company's non-cash contribution which represents the aggregate difference between the market price and the Option Price (which is 85% of the market price) of the Company's common stock on the same date. The non-cash contribution amounted to $210,230 for the year ended September 30, 1999.

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (Continued)


       PAYMENT OF BENEFITS

       On the last day of the offering period, options granted under the Plan are exercised and participant contributions are used to satisfy the participant's obligations to the Company to pay the Option Price. If a participant's employment terminates due to death, the amount of payroll deductions accumulated will be paid to his or her estate, unless the representative of the estate elects to have the contributions applied as of the end of the offering period to purchase the largest possible number of whole shares. Any remaining payroll deductions will be paid to the estate. If a participant's employment terminates for any reason other than death, or if a participant is no longer eligible to participate in the Plan, his or her payroll deductions will be refunded. An authorized leave of absence will not be treated as a termination of employment for purposes of the Plan if the leave period is less than 90 days, or if the participant's right to return to his or her job at the end of the leave period is guaranteed by written contract or by statute. If a participant is found to be engaged in fraud, embezzlement, theft, commission of a felony or proven dishonesty that damages the Company, or has disclosed trade secrets or other proprietary information, he or she will forfeit all outstanding options under the Plan. The Company will also have the right to purchase the common stock that the participant purchased under the Plan for the amount originally paid, plus interest.

       EXCESS CONTRIBUTIONS PAYABLE

       An excess contribution is either an amount withheld in excess of the 15% of compensation limit in the Plan or an amount withheld that would permit a participant to acquire more than $25,000 worth of common stock in a single calendar year. Compliance with the $25,000 limit can be achieved by limiting payroll deductions to 85% of $25,000, or $21,250. For the year ended September 30, 1999, excess contributions totaled $17,107, which will be distributed as refunds to the related participants.

       ADMINISTRATIVE EXPENSES

       All administrative expenses are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements are prepared on the accrual basis of accounting. Assets and liabilities of the Plan are stated at fair value.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

                           IRON MOUNTAIN INCORPORATED
                        1998 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                   (Continued)

       SECURITY TRANSACTIONS

       Securities are issued directly by the Company to the participants of the Plan from either unissued shares or Treasury shares designated for the Plan.

(3)    TAX STATUS

       The Plan is intended to constitute an "employee stock purchase plan", as described in Section 423 of the IRC. The Plan is a not a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the IRC, and it is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An employee will not recognize any income at the time an option is granted under the Plan or upon the exercise of an option. Upon sale of the stock acquired, ordinary income equal to the lesser of 15% of the value of the stock at the start of the offering period or the excess of the selling price over the Option Price is recognized. The Company is not entitled to a deduction for this amount. Any additional gain is taxed as capital gain.

(4)    AMENDMENT OR TERMINATION OF THE PLAN

       The Board may modify, revise or terminate the Plan at any time, although shareholder approval is necessary for certain changes. Unless terminated earlier, the Plan will terminate on August 29, 2003, and no options may be granted after that date. In the event of plan termination, the offering period in effect will close as scheduled, participant contributions will be used to exercise outstanding options and any remaining cash will be refunded to the participants.

(5)    SUBSEQUENT EVENT

       On October 21, 1999, Iron Mountain Incorporated announced that it had entered into an agreement to merge with Pierce Leahy Corp. (Pierce Leahy). The acquisition of Pierce Leahy by Iron Mountain Incorporated will be effected by merging Iron Mountain Incorporated into Pierce Leahy, with Pierce Leahy being the surviving legal entity. Immediately after the merger, Pierce Leahy will change its name to Iron Mountain Incorporated. The companies expect the merger to be completed in early 2000. Upon completion of the merger, Pierce Leahy will assume the Company's obligations under the Plan. The terms of the Plan will not change as a result of the merger, except that options will be exercisable for the surviving corporation's common stock.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



             IRON MOUNTAIN INCORPORATED 1998 EMPLOYEE STOCK PURCHASE PLAN

December 29, 1999


                                                    By /s/ Arthur D. Little


                                                    ----------------------------

                                                    Plan Administrator



                                                    By /s/ Constantin R. Boden


                                                    ----------------------------

                                                    Plan Administrator

                                  EXHIBIT INDEX



Exhibit No.                DESCRIPTION



23                Consent of Independent Public Accountants